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20004733

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-38158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Institutional Securities Corporation

OFFICIAL USE ONLY

_____

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Oak Lawn Ave., Suite 400
                                (No. and Street)

Dallas	Texas	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                            (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
                    (Name – if individual, state last, first, middle name)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.   See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Scott Hayes_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __Institutional Securities Corporation__, as of __December 31_____, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President_____
Title

_____
Notary Public

ANDREYA S. WEADON
Notary Public, State of Texas
Comm. Expires 06-22-2020
Notary ID 10500978

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



Report of Independent Registered Public Accounting Firm

To the Board of Directors
Institutional Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Institutional Securities Corporation (the Company) as of December 31, 2019, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 27, 2020

We have served as the Company's auditor since 2016.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$	559,028
Receivable from broker-dealers and clearing organizations		429,444
Other receivables		42,000
Securities owned		228,874
Prepaid expenses and advances		39,905
Income Tax Receivable-related party		17,980
	$	1,317,231

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	13,037
Commissions payable		506,281
Accounts payable clearing broker		217,568
		736,86
Stockholder's equity:		
Common stock, 10,000 shares authorized with $.10 par value, 10,000 shares issued and outstanding		1,000
Additional paid in capital		286,709
Retained earnings		292,636
Total stockholder's equity		580,345
	$	1,317,231

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Operations
For the Year Ended December 31, 2019

Revenues

Commissions	$ 1,266,333
Insurance and Annuity products	2,149,435
12b1 Fees/Distribution Fees	1,291,317
Mutual Fund Commissions	437,354
Interest income	233,273
Other income	64,274
Trading Gains	1,228,294
Total Revenues	6,670,280

Expenses

Commissions and clearance	5,954,091
Regulatory fees and expenses	62,232
Other expenses	739,575
Total Expenses	6,755,898
Net Loss before income taxes	(85,618)
Federal income tax credit	17,980
Net Loss	$ (67,638)

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at December 31, 2018	10,000	$ 1,000	$ 286,709	$ 360,274	$ 647,983
Net loss				(67,638)	(67,638)
Balance at December 31, 2019	10,000	$ 1,000	$ 286,709	$ 292,636	$ 580,345

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities	
Net Loss	$ (67,638)
Adjustments to reconcile net loss to net cash	
provided (used) by operating activities:	
Change in current assets and liabilities:	
Increase in receivable from broker-dealers and	
clearing organizations	(74,040)
Decrease in other receivables	419
Increase in securities owned	(174,763)
Increase in prepaid expenses and advances	(1,442)
Decrease in accounts payable and accrued expenses	(10,155)
Increase in commissions payable	211,092
Increase in accounts payable clearing broker	165,125
Decrease in income tax payable—related party	(24,707)
Increase in income tax receivable—related party	(17,980)
Net cash provided by operating activities	
	5,911
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Contributed Capital	-0-
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	5,911
Cash and cash equivalents at beginning of year	553,117
Cash and cash equivalents at end of year	$ 559,028

Supplemental Schedule of Cash Flow Information

Cash paid during the year for:

Interest	$ 8,100
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Notes to Financial Statements
December 31, 2019

Note 1 - Summary of Significant Accounting Policies

Institutional Securities Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation that is a wholly-owned subsidiary of ISC Group, Inc. ("Parent"). Substantially all the Company's business is conducted with customers in Texas.

The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five step model to a) identify the contract(s) with a customer, b) identify the performance obligations in the contract, and c) determine the transaction price, d) allocate the transaction price to the performance obligation, in determining the transaction price, an entity may include variable consideration only to extent that is probable that a significant reversal in the amount of the cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue from contracts with customers includes commission income primarily from commissions, insurance and annuity products, 12b1 fees/distribution fees, and mutual fund commissions. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over tie; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable considerations should be applied due to uncertain future events.

Commission Revenue
Commission revenue represents sales commissions generated by registered representatives for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors and clearing firm. Security transactions are recorded on a trade date basis. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors and clearing firm. Registered Representatives assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

12b1 Fees/Distribution Fees, Mutual Funds, Insurance and Annuity Products
The Company earns revenue for selling mutual funds, fixed and variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The future anticipated revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control, including market volatility and client behavior (such as how long clients hold their mutual fund investment, insurance policy, or annuity contract). The Revenue is not recognized until it is probable that a significant reversal will not occur.

Note 1 - Summary of Significant Accounting Policies-continued

Trading Gains

The Company buys and sells securities on behalf of its customers and on behalf of the Company. Each time a transaction is executed, the Company recognizes a gain or loss. This gain or loss is then recorded in the books of the Company. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from customer.

The economic conditions which affect the firm's operations are related to overall trends in the economy and trends in interest rates which affect the firm's fixed income positions.

Securities are carried at fair value. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance. The Company had receivables related to contracts with customers of $429,444 and $355,404 as of December 31, 2019 and 2018 respectively.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax asset and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance. Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: 1) the more likely than not recognition threshold is satisfied; 2) the position is ultimately settled through negotiation or litigation; or 3) the statue of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns are subject to examination by over the statues of limitations, generally three years form the date of filing.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INSTITUTIONAL SECURITIES CORPORATION
Notes to Financial Statements
December 31, 2019

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of approximately $447,860 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.16 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Parent has agreed to furnish management services, office space, and various general and administrative expenses to the Company. Amounts incurred under this agreement for the year ended December 31, 2019 totaled $1,106,023 and are reflected in commission and clearance and other expenses.

In addition, The Company made payments to an affiliated entity, Investment Sales Corp., for the year ended December 31, 2019 totaling $219,383. These payments comprised of fees that were paid to the broker dealer for plan administration activities carried out by the affiliated entity and for life insurance policies sold by representatives in the capacity as an insurance agent by the affiliated entity, Investment Sales Corp. The Company also made payments to an affiliated entity, ISC Advisors, Inc., for the year ended December 31, 2019 totaling $72,959. These payments comprised advisory fees that were received into the broker dealer in error and also E&O insurance premiums withheld from commissions. The premiums for the corporate E&O policy are paid by the affiliate, ISC Advisors, Inc. These payments are reflected in commission and clearance and other expenses.

Note 5 - Concentration Risk

At various times throughout the year, the Company had cash balances in excess of federally insured limits.

Note 6 - Fair Value Measurements

In determining fair value, the Company uses various methods including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2019, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of securities owned is deemed to be Level 1 investments. There were no transfers into or out of the Level 1, 2, or 3 categories in the fair value hierarchy for the year ended December 31, 2019.

State and municipal obligations and corporate bonds consist of debt securities that are valued based on quotations received from dealers who make markets in such securities or by independent pricing services. These pricing services generally utilize matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity and type as wells as dealer supplied prices.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on recurring basis as of December 31, 2019.

	Securities owned		
	Level 1	Level 2	Level 3
State and municipal obligations	$ 0	$224,999	$ 0
Corporate Bonds	$ 0	$ 3,875	$ 0
Total	$ 0	$228,874	$ 0

The Company did not hold any financial liabilities at fair value at December 31, 2019.

Note 7 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2019, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification. Also included in the Company's agreement with its clearing broker-dealer is a clause in which the Company represents that it shall maintain at all times a minimum of $250,000 in regulatory net capital. The clause requires the Company to do certain things and cease introducing any business in alternative investment products through its clearing firm in the event the Company's capital falls below $250,000.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

For the Year Ended

December 31, 2019

Schedule I

INSTITUTIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 580,345
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		580,345
Deductions and/or charges		
Non-allowable assets:		
Concession receivable in excess of the payable	$ 12,897	
Other receivables	42,000	
Prepaid expenses and advances	39,905	
Income Tax Receivable—related party	17,980	112,782
Net capital before haircuts on securities positions		467,563
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2))		
Other securities	19,703	19,703
Net capital		$ 447,860

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 13,037
Commissions payable	506,281
Total aggregate indebtedness	$ 519,318

INSTITUTIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 34,621
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 347,860
Excess net capital at 1000%	$ 395,928
Ratio: Aggregate indebtedness to net capital	1.16 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation in its unaudited Focus IIA Report.

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

Required by SEC Rule 17a-5

Year Ended December 31, 2019

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Institutional Securities Corporation

We have reviewed management's statements, included in the accompanying Institutional Securities Corporation's Exemption Report, in which (1) Institutional Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Institutional Securities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii) (the exemption provisions) and (2) Institutional Securities Corporation stated that Institutional Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Institutional Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Institutional Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 27, 2020

    

Institutional Securities Corp's Exemption Report

Institutional Securities Corp (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

_____

Institutional Securities Corp

I, <u>Scott A. Hayes</u>, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: _____

Title: President

February 26, 2020

3500 Oak Lawn Avenue, Suite 400, Dallas, Texas 75219 | 800-888-3520 | **ISCGROUP.COM**

Securities offered through Institutional Securities Corp, Member FINRA/SIPC.
Advisory services offered through ISC Advisors, Inc.

 MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
Institutional Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Institutional Securities Corporation (the Company) and SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 27, 2020

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended __12/31/2019__
(Read carefully the instructions in your Working Copy before completing this Form)
TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

38158 FINRA DEC
INSTITUTIONAL SECURITIES CORP
3500 OAK LAWN AVE STE 400
DALLAS TX 75219

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Don Sterling 214-226-7507

2. A. General Assessment (item 2e from page 2) — $2,415

B. Less payment made with SIPC-6 filed (**exclude interest**) — (1,295)
8/1/2019 Check #221
Date Paid

C. Less prior overpayment applied — ( )

D. Assessment balance due or (overpayment) — _____

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum — _____

F. Total assessment balance and interest due (or overpayment carried forward) — $1,120

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ Funds Wired ☑
Total (must be same as F above) — $1,120

H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Institutional Securities Corp
(Name of Corporation, Partnership or other organization)

Scott Hayes (Authorized Signature)

Dated the **26** day of **February**, 20 **20** .

Scott A. Hayes, President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2019 and ending 12/31/2019

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $6,670,280

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   3,878,106

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   1,110,037

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   64,273

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $8,100

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $4,602

Enter the greater of line (i) or (ii)   8,100

Total deductions   5,060,516

2d. SIPC Net Operating Revenues $1,609,764

2e. General Assessment @ .0025   This rate used before 1/1/2017 $2,415

(to page 1, line 2.A.)

2

Institutional Securities Corporation

Report Pursuant to Rule 17a-5(d)

For the Year Ended
December 31, 2019